John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539, Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

April 24, 2012

U. S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products, Room 8634; Mail 8629
100 F Street, NE
Washington, DC 20549-4644

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08557; 333-163139
      SEC Accession No.: 0001047469-09-010228
Initial Registration Statement, Form N-6
      Lincoln InReachSM Reserve

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Flexible Premium Variable Life Account M (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-6, filed with the Securities and Exchange Commission on November 16, 2009 (the “Registration Statement”).

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The Company has decided not to offer the product filed under the Registration Statement at this time.

Should you have any questions regarding this request, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel